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INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Alexander's, Inc. on Form S-3 of our report dated March 29, 1995 which expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the Company's adoption of Statement of Financial Accounting Standards No. 106 - Accounting for Postretirement Benefits and (ii) the Company's ability to operate as a viable real estate company which depends on the successful completion of the development and leasing of a substantial portion of its existing properties, appearing in the Annual Report on Form 10-K of Alexander's, Inc. for the year ended December 31, 1994 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


DELOITTE & TOUCHE LLP


New York, New York
September 19, 1995